CYBIN INC. DOING BUSINESS AS
HELUS PHARMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
(UNAUDITED)

TO OUR SHAREHOLDERS
The accompanying unaudited condensed interim consolidated financial statements of Cybin Inc. doing business as Helus Pharma ("Helus Pharma") have been prepared by and are the responsibility of Helus Pharma's management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB''). These unaudited condensed interim consolidated financial statements do not include all the information and notes required by IFRS Accounting Standards ("IFRS'') for annual financial statements and should be read in conjunction with Helus Pharma’s annual financial statements and notes for the year ended March 31, 2025, which are available on SEDAR+ at www.sedarplus.com.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of United States dollars) (Unaudited)

As at		December 31, 2025	March 31, 2025
			Restated - Note 2
	Notes	$	$
ASSETS
Current
Cash		195,128	93,922
Accounts receivable		4,766	4,094
Prepaid expenses		21,578	15,412
Other current assets		1,424	2,024

Total Current Assets		222,896	115,452

Non-current
Equipment	3	186	98
Intangible assets	4	30,439	28,532
Goodwill	5	36,591	35,815

Total Non-Current Assets		67,216	64,445

TOTAL ASSETS		290,112	179,897

LIABILITIES
Current
Accounts payable and accrued liabilities		16,178	14,900

Total Current Liabilities		16,178	14,900

TOTAL LIABILITIES		16,178	14,900

SHAREHOLDERS' EQUITY
Share capital	7	482,732	344,949
Contributed surplus	7	33,006	32,626
Pre-funded warrants	7	24,842	—
Restricted share unit reserve	7	3,763	—
Options reserve	7	33,059	36,262
Warrants reserve	7	38,205	20,493
Accumulated other comprehensive income (loss)		867	(13,940)
Deficit		(342,540)	(255,393)

TOTAL SHAREHOLDERS' EQUITY		273,934	164,997

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		290,112	179,897
Corporate information (note 1); Material accounting policy information and basis of preparation (note 2); Convertible debentures (note 6); Contracts, commitments and contingencies (note 11); Subsequent events (note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
These condensed interim consolidated financial statements were approved for issue on February 12, 2026 by the board of directors and signed on its behalf by:
/s/ Paul Glavine Director                                 /s/ Eric So Director

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(All amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

		For the three months ended December 31,		For the nine months ended December 31,
		2025	2024	2025	2024
			Restated - Note 2		Restated - Note 2
	Notes	$	$	$	$
EXPENSES
Research	9	23,857	13,435	57,702	25,994
General and administrative costs	10	12,876	6,563	31,419	24,124
Share-based compensation	7	4,477	2,390	5,607	29,824

TOTAL EXPENSES		41,210	22,388	94,728	79,942

OTHER INCOME (EXPENSES)
Foreign currency translation gain		17	13,704	1,206	14,676
Interest income		1,502	1,165	3,522	4,986
Other loss		(2,615)	(20)	(2,586)	(20)
Debt issuance costs	6	—	—	(2,917)	—
Fair value loss on financial instruments	6	(362)	—	(5,500)	—
TOTAL OTHER INCOME (EXPENSES)		(1,458)	14,849	(6,275)	19,642

NET LOSS FOR THE PERIOD		(42,668)	(7,539)	(101,003)	(60,300)

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) on translation of foreign operations		131	(16,759)	425	(17,647)
COMPREHENSIVE LOSS FOR THE PERIOD		(42,537)	(24,298)	(100,578)	(77,947)

Basic loss per share for the period		(1.00)	(0.38)	(3.40)	(3.01)
Weighted average number of common shares outstanding - basic		42,521,389	20,001,406	29,736,061	20,001,406
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the nine-month periods ended December 31, 2025 and 2024
(All amounts expressed in thousands of United States dollars, except share amounts)
(Unaudited)

		Share capital		Pre Funded Warrants		Reserves
	Note	Number of shares	Amount	Number of shares	Amount	Warrants	Options	Restricted Share Units	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total
		#	$	#	$	$	$	$	$	$	$	$
Balance as at March 31, 2024 - Restated - Note 2		20,001,404	331,000	—		19,060	30,283	—	8,756	(173,786)	132	215,445
Adjustment for fractional shares upon share consolidation	7	2		—	—			—
Share issuance costs	7	—	(360)	—	—	—	—	—	—	—	—	(360)
Options cancelled	7	—	—	—	—	—	(23,477)	—	23,477	—	—	—
Share-based compensation	7	—	—	—	—	1,433	28,391	—	—	—	—	29,824
Unrealized loss on translation of foreign operations		—	—	—	—	—	—	—	—	—	(17,647)	(17,647)
Net loss for the period		—	—	—	—	—	—	—	—	(60,300)	—	(60,300)
Balance as at December 31, 2024 - Restated - Note 2		20,001,406	330,640	—	—	20,493	35,197	—	32,233	(234,086)	(17,515)	166,962

Balance as at March 31,2025 - Restated - Note 2		21,610,704	344,949	—	—	20,493	36,262	—	32,626	(255,393)	(13,940)	164,997
Foreign exchange impact of change in functional currency	2	—	(21,936)	—	—	(1,299)	(3,272)	—	(1,731)	13,856	14,382	—
Share issuance net of share issuance costs	7	22,277,750	120,165	—	—	15,754	—	—	—	—	—	135,919
Pre-funded warrants net of issuance costs	7	—	—	4,605,500	24,842	3,257	—	—	—	—	—	28,099
At-the-market offering - net of issuance costs	7	1,422,423	10,133	—	—	—	—	—	—	—	—	10,133
Share issuance costs	7	—	(111)	—	—	—	—	—	—	—	—	(111)
Conversion of convertible debentures - net of issuance costs	6, 7	4,584,856	29,815	—	—	—	—	—	—	—	—	29,815
Class B shares cancellation	7	(9,496)	(373)	—	—	—	—	—	373	—	—	—
Options exercised	7	7,894	90	—	—	—	(37)	—	—	—	—	53
Options forfeited/expired	7	—	—	—	—	—	(1,738)	—	1,738	—	—	—
Share-based compensation	7	—	—	—	—	—	1,844	3,763	—	—	—	5,607
Unrealized gain on translation of foreign operations	7	—	—	—	—	—	—	—	—	—	425	425
Net loss for the period		—	—	—	—	—	—	—	—	(101,003)	—	(101,003)
Balance as at December 31, 2025		49,894,131	482,732	4,605,500	24,842	38,205	33,059	3,763	33,006	(342,540)	867	273,934
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (All amounts expressed in thousands of United States dollars) (Unaudited)

		For the nine months ended December 31,
		2025	2024
			Restated - Note 2
	Notes	$	$
OPERATING ACTIVITIES
Net loss for the period		(101,003)	(60,300)
Adjustments for items not affecting cash:
Depreciation and amortization	3, 4	89	300
Share-based compensation	7	5,607	29,824
Lease accretion		—	5
Other loss		—	20
Gain on sale of lab equipment	3	(7)	—
Fair value loss on financial instruments	6	5,500	—
Unrealized foreign currency translation gain		(1,206)	(14,676)
		(91,020)	(44,827)
Net changes in non-cash working capital items:
Accounts receivable		(672)	(577)
Prepaid expenses		(6,166)	(13,775)
Other current assets		600	(427)
Accounts payable and accrued liabilities		1,278	2,011
Net cash flows used in operating activities		(95,980)	(57,595)

INVESTING ACTIVITIES
Purchase of equipment and intangible assets	3, 4	(1,050)	(641)
Proceeds on sale of lab equipment	3	10	—
Net cash flows used in investing activities		(1,040)	(641)

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net	7	146,052	—
Proceeds on issuance of pre-funded warrants, net	7	28,099	—
Proceeds on issuance of convertible debentures	6	44,500	—
Repayment of convertible debentures	6	(20,150)	—
Share issuance costs	6, 7	(146)	(360)
Options exercised	7	53	—
Lease payments		—	(210)
Net cash flows provided by (used in) financing activities		198,408	(570)
Effects of exchange rate changes on cash		(182)	(714)

Net increase (decrease) in cash		101,206	(59,520)
Cash, beginning of period		93,922	154,238
Cash, end of period		195,128	94,718
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

1.    CORPORATE INFORMATION
Cybin Inc. doing business as Helus Pharma ("Helus Pharma"), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These consolidated financial statements include the accounts of Helus Pharma’s six wholly-owned subsidiaries (together with Helus Pharma, the “Company”): Helus Pharma Corp. (formally Cybin Corp., refer to note 14, Subsequent Events), Helus US Inc. (formally Cybin US Holdings Inc., refer to note 14, Subsequent Events) (“Helus US”), Adelia Therapeutics Inc. (“Adelia”) Cybin IRL Limited (“Cybin IRL”), Cybin UK Ltd. T/A Helus, and Helus International Limited (formally Cybin International Limited., refer to note 14, Subsequent Events) ("Helus International"). Helus Pharma’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9. The Company acquired Small Pharma Inc. and its subsidiary Small Pharma Ltd. on October 23, 2023. On April 1, 2024, Small Pharma Inc. was amalgamated with Cybin Corp. and continued as Cybin Corp. (which was renamed Helus Pharma Corp. on January 5, 2026). Effective on December 16, 2023, Small Pharma Ltd.'s name was changed to Cybin UK Ltd.
Effective June 4, 2025, the Company completed the formal dissolution of the wholly-owned subsidiaries Natures Journey Inc. ("Journey") and Serenity Life Sciences Inc. ("Serenity"). These entities were non-operational prior to their dissolution and had no material impact on the Company’s condensed interim consolidated financial statements. Helus International was incorporated on September 1, 2025.
On January 5, 2026, the Company started to operate under the registered business name "Helus Pharma". Refer to note 14, Subsequent Events.
The Company is a clinical-stage pharmaceutical company focused on advancing therapies, delivery mechanisms, novel compounds and protocols as potential treatments for various psychiatric and neurological conditions. The Company is developing technologies and delivery systems aimed at improving the pharmacokinetics of its proprietary molecules while retaining the therapeutic benefit. These new molecules and delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.
These condensed interim consolidated financial statements as at, and for the three and nine months ended December 31, 2025 were approved and authorized for issue by the board of directors on February 12, 2026.
Stock exchange listings
Helus Pharma’s common shares (the “Common Shares”) are listed for trading on Cboe Canada Inc. (“Cboe Canada") under the symbol "HELP", previously "CYBN". The Common Shares were also listed for trading on the NYSE American LLC ("NYSE American") under the symbol “CYBN” from August 5, 2021 to January 2, 2026. Effective January 5, 2026, the Common Shares became listed for trading on the Nasdaq Global Market exchange ("Nasdaq") under the ticker symbol "HELP". Additionally, the Common Shares are listed for trading on the Frankfurt Stock Exchange under the symbol “R7E1”.

Share consolidation
On September 19, 2024, the Company consolidated its outstanding Common Shares on the basis of one new Common Share for every 38 previously existing Common Shares (the "Consolidation"). As a result, the number

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

and issuance prices of Common Shares, the number and exercise prices of warrants and options and the earnings per share presented in these condensed interim consolidated financial statements have been restated retrospectively to reflect the Consolidation.
2.    MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and International Accounting Standard 34 “Interim Financial Reporting”. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS have been omitted or condensed.

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those set out in note 2 “Material accounting policy information and basis of preparation” of the Company’s consolidated financial statements as at and for the year ended March 31, 2025.

These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2025.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

Functional and presentation currency
These condensed interim consolidated financial statements are presented in United States dollars ("$", "U.S. Dollars" or "USD"), the Company’s new presentation currency. The subsidiaries’ functional currencies as of April 1, 2025 are as follows:

Entity	Currency	Ownership
Helus Pharma Corp.[3]	U.S. dollars	100%
Journey[1]	Canadian dollars	100%
Serenity[1]	Canadian dollars	100%
Helus US3	U.S. dollars	100%
Adelia	U.S. dollars	100%
Cybin IRL	U.S. dollars	100%
Cybin UK Ltd.	Great Britain pounds	100%
Helus International[2,3]	U.S. dollars	100%
1 Effective June 4, 2025, the Company completed the formal dissolution of this wholly-owned subsidiary
2 Helus International was incorporated on September 1, 2025
3 Subsequent to December 31, 2025 the Company completed formal name changes for these entities. Refer to Note 14, subsequent events for additional details

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

Change in presentation currency
Effective April 1, 2025, the Company changed its presentation currency from Canadian dollars ("C$" or "CAD") to USD to better reflect the Company's operations, align with the currency in which the majority of cash-based expenses are denominated, and improve comparability of its financial results with other publicly traded businesses in the industry. In accordance with IAS 21.39, prior-period comparative financial statement amounts have been translated as follows:
•Assets and liabilities at comparative balance sheet dates were translated at the closing rate on those dates.
•Income and expense items for prior periods were translated using the average rate for the respective periods.
•Equity transactions were translated at the historical rates on the dates they occurred.
These adjustments are for presentation purposes only and did not result in a restatement of previously issued Canadian dollar financial statements.

Change in functional currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
Effective April 1, 2025, the Company changed the functional currency of Helus Pharma, Helus Pharma Corp., and Helus US (the "Affected Entities") from Canadian dollars to United States dollars. This change was driven by a shift in the primary economic environment in which these entities operate, including changes in the currency of underlying transactions such as purchases, and financing activities.
In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, the change in functional currency has been applied prospectively from April 1, 2025, and on that date:
•All assets, liabilities, and equity balances were translated from CAD to USD using the spot exchange rate on the date of change (1 CAD = 0.6956 USD).
•No retrospective restatement of prior-period comparatives was performed in the Company’s books and records.
•From April 1, 2025 onward, all transactions in Helus Pharma, Helus Pharma Corp., and Helus US are recorded in USD, and the USD is now the primary currency used for measurement and financial reporting.

As a result of the change in functional currency, equity balances that had been translated at historical rates as a result of the change in presentation currency, were revised on April 1, 2025, for the Affected Entities, to reflect the exchange rate on the date of the functional currency change. The resulting impact is presented in the condensed interim consolidated statement of changes of equity as "Foreign exchange impact from change in functional currency".

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

Material accounting policy information
These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods as those used in the Company’s annual consolidated financial statements for the year ended March 31, 2025, except for the adoption of a new accounting policy effective in the current period, as follows.
Restricted share units
The Company may grant restricted share units (“RSUs”) to directors, employees, and consultants from time to time. At the sole discretion of the Company, each RSU entitles the holder to receive upon vesting (a) one Common Share per RSU; (b) a cash payment equal to the number of RSUs to be redeemed multiplied by the fair market value per Common Share at the settlement date; or (c) a combination of Common Shares and cash.

RSUs granted under the plan are classified as equity‑settled share‑based payments, as the Company retains full discretion over the method of settlement and has no present obligation to settle in cash under IFRS 2.

Equity-settled RSUs are measured at fair value on the date of the grant, based on the closing price of the Common Shares on the grant date. Share-based compensation is recognized over the vesting period based on the number of awards expected to vest, with a corresponding credit to RSU reserve within equity.
Upon issuance of Common Shares on vested RSUs, the respective amounts for the vested RSUs are transferred to share capital from RSU reserve.
If RSUs do not vest because the applicable service conditions are not met, previously recognized share‑based compensation expense related to those RSUs is reversed in the period in which non‑vesting is determined, with a corresponding reduction to the RSU reserve. No amounts are transferred to share capital as no Common Shares are issued.
Use of significant estimates and assumptions
The preparation of financial statements in accordance with IAS 34 requires the use of certain significant estimates and assumptions. It also requires management to exercise judgment when applying the Company’s accounting policies. For the nine months ended December 31, 2025, the Company introduced new significant estimates and assumptions related to the valuation of convertible debentures.

The Company measures the fair value of its convertible debentures at fair value through profit and loss using a discounted cash flow model for the debt component and Black Scholes pricing model with an embedded Monte Carlo simulation to calculate the conversions component fair value. Key assumptions used in the models include the risk free interest rate, stock volatility, and the price per Common Share, as well as certain unobservable inputs including forecasted price per Common Share and the five day average volume weighted average price ("VWAP'), expected timing and amount of conversions that will occur over the course of the convertible debentures' maturity. Changes to these inputs and assumptions could have a significant impact on the measurement of the convertible debentures.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

Except as noted above, there have been no material changes to the critical accounting estimates and judgments set out in note 3 of the Company’s annual consolidated financial statements for the year ended March 31, 2025.

New standards and interpretations not yet adopted
IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 that is to replace IAS 1, Presentation of Financial Statements. The new standard aims to improve the quality of financial reporting by: (i) requiring defined subtotals in the statement of profit or loss; (ii) requiring disclosure about management defined performance measures; and (iii) adding new principles for aggregation and disaggregation of information. The standard is effective for the annual reporting periods beginning on or after January 1, 2027, with early application permitted. The Company is in the process of assessing the impact of this new standard on its consolidated financial statements.

IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 in response to practical implementation issues and to introduce new requirements applicable to both financial institutions and corporate entities. These amendments aim to enhance the clarity and consistency of financial reporting for various types of financial instruments and their related disclosures by (i) clarifying the date of recognition and derecognition for certain financial assets and liabilities, including a new exception for financial liabilities settled through an electronic cash transfer system (ii) providing help to determine whether a financial asset meets the Solely Payments of Principal and Interest criterion (iii) introducing new disclosures for instruments with contractual terms that may alter cash flows, such as financial instruments linked to the achievement of environmental, social, and governance targets, and (iv) updating the disclosure requirements for equity instruments designated at fair value through other comprehensive income. The new standard is to be effective for annual periods beginning on or after January 1, 2026. The Company is in the process of assessing the impact of the standard on the consolidated financial statements.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the Company’s consolidated financial statements.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

3.    EQUIPMENT

	Lab Equipment	Computer Equipment	Total
Cost	$	$	$
Balance as at March 31, 2025 - Restated - Note 2	477	210	687
Additions	—	155	155
Lap equipment disposal	(46)	—	(46)
Balance as at December 31, 2025	431	365	796

Accumulated Depreciation
Balance as at March 31, 2025 - Restated - Note 2	408	181	589
Depreciation charge	41	23	64
Lap equipment disposal	(43)	—	(43)
Balance as at December 31, 2025	406	204	610

Net book value as at March 31, 2025 - Restated - Note 2	69	29	98
Net book value as at December 31, 2025	25	161	186
During the nine months ended December 31, 2025, the Company disposed of lab equipment with a carrying amount of $3 for proceeds of $10, resulting in a gain of $7 recognized in the condensed interim consolidated statement of loss and comprehensive loss as "Other loss".
4.    INTANGIBLE ASSETS

	IP Research & Development	Patents	License	Software	Total
Cost	$	$	$	$	$
Balance as at March 31, 2025 - Restated - Note 2	24,938	2,639	1,019	51	28,647
Additions	—	895	—	—	895
Effect of foreign exchange	1,006	31	—	—	1,037
Balance as at December 31, 2025	25,944	3,565	1,019	51	30,579

Accumulated Amortization
Balance as at March 31, 2025 - Restated - Note 2	—	—	68	47	115
Amortization charge	—	—	21	4	25
Balance as at December 31, 2025	—	—	89	51	140

Net book value as at March 31, 2025 - Restated - Note 2	24,938	2,639	951	4	28,532
Net book value as at December 31, 2025	25,944	3,565	930	—	30,439

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

5. GOODWILL

Goodwill is recognized at the acquisition date when total consideration exceeds the net identifiable assets acquired.

Cost	$
Balance as at March 31, 2025 - Restated - Note 2	35,815
Effect of foreign exchange	776
Balance as at December 31, 2025	36,591

6.    CONVERTIBLE DEBENTURES

On June 30, 2025, the Company entered into a securities purchase agreement (the “SPA”) with High Trail Special Situations LLC (“High Trail”), pursuant to which the Company agreed to issue to High Trail up to $500,000 of unsecured convertible debentures (the “Convertible Debentures”). The sale and issuance of Convertible Debentures with a principal amount of $50,000 was completed on June 30, 2025 (the "Initial Issuance Date").

The Convertible Debentures had a two-year term (the “Convertible Debenture Term”). On closing, the Company pre-paid guaranteed interest of $5,500, equal to 11% of the principal for the Convertible Debenture Term (the equivalent of 5.5% per annum). Upon the occurrence of an event of default, interest would have increased to 18% per annum on the outstanding principal balance.

Subject to the terms of the SPA and the Convertible Debentures, High Trail was entitled to convert the principal amount and accrued and unpaid interest, if any, in whole or in part, from time to time, into Common Shares at a conversion price per Common Share equal to the lower of (a) $10.92, which is equal to 130% VWAP of the Common Shares on the day prior to the Initial Issuance Date or (b) the VWAP of the Common Shares during the five trading days immediately prior to conversion.

The Company, in its sole discretion, could prepay any outstanding amount under the Convertible Debentures, in whole or in part, in cash by providing High Trail with advance written notice prior to such prepayment. The prepayment was to include, (i) if paid during the first year after closing, a 5% premium on the amount of the prepayment or (ii) if paid during the second year after closing, a 3% premium on the amount of the prepayment.

The terms of the Convertible Debentures restricted the conversion of Convertible Debentures by High Trail if such a conversion or exercise would cause High Trail, together with any affiliate thereof, to beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such conversion.

The Convertible Debentures qualified as a hybrid financial instrument under IFRS 9. The embedded conversion feature did not meet the ‘fixed-for-fixed’ criterion under IAS 32, and therefore the instrument did not qualify for any equity classification, until conversion occurred. Additionally, the embedded derivative could not be separated from the host contract due to the interdependence of their contractual cash flows. As a result, in accordance with IFRS 9 – Financial Instruments, the entire instrument was classified as a financial liability at

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

fair value through profit or loss ("FVTPL"). The liability was therefore measured at fair value at each reporting date, with any changes in fair value recognized in profit or loss.

The fair value of the Convertible Debentures was determined using a valuation model that incorporates observable inputs such as the risk free interest rate, stock volatility, and the price per Common Share, as well as certain unobservable inputs including forecasted share price and five day VWAP, expected timing and amount of conversions that will occur over the course of the Convertible Debenture Term. The Company used a Monte Carlo simulation to forecast the price per Common Share throughout the conversion period. On the Initial Issuance Date, the fair value of the Convertible Debentures was determined to be $45,700 (the "Fair Value"). Key assumptions used in determining the Fair Value include a discount rate of approximately 20% and volatility of approximately 67.5%. The net cash received on issuance was $44,500 (the "Transaction Price"), representing the principal amount of $50,000 less pre-paid guaranteed interest of $5,500. The difference between the Fair Value and the Transaction Price resulted in a deferred day 1 loss of $1,200, which was unrecognized on the Initial Issuance Date. The day 1 loss is not recognized at initial recognition because the Fair Value of the Convertible Debentures is based on a valuation technique where not all the inputs are observable. This deferred day 1 loss is recognized in net loss over time, to the extent that it arises from changes in factors that market participants would consider when pricing the Convertible Debentures, such as the passage of time and the conversion of the Convertible Debentures into Common Shares. The subsequent changes in fair value, including the recognition of the deferred day 1 loss, were recognized in the condensed interim consolidated statements of loss and comprehensive loss as “Fair value loss on financial instruments”.

In connection with the issuance of the Convertible Debentures, the Company incurred debt issuance costs of $2,917, which is composed of placement agent fees, advisory fees and other professional fees directly attributable to the issuance of the Convertible Debentures. The debt issuance costs have been expensed as incurred in accordance with IFRS 9 for financial liabilities that are measured at FVTPL and are presented in the condensed interim consolidated statements of loss and comprehensive loss as "Debt issuance costs".

During the three month period ended December 31, 2025, High Trail converted portions of the Convertible Debentures with aggregate principal amounts of $9,100 less issuance costs of $17 for which the Company issued 1,515,301 Common Shares at an average conversion price of $6.0054 which represented the VWAP of the Common Shares for the five trading days immediately prior to each conversion. During the nine month period ended December 31, 2025, High Trail converted portions of the Convertible Debentures with aggregate principal amounts $29,850 less issuance costs of $35 for which the Company issued 4,584,856 Common Shares at an average conversion price of $6.5106 which represented the VWAP of the Common Shares for the five trading days immediately prior to each conversion. Consistent with IFRS 9, each conversion was accounted for as an extinguishment of the related portion of the liability, with the derecognized principal recognized in equity.

On November 3, 2025, the Company repaid the remaining outstanding balance of the Convertible Debentures. The Company paid a total of $22,765 which included repayment of the remaining principal of $20,150, as well as early repayment fees of $2,615. The withholding taxes of $492 owed to the Company by High Trail was also settled upon repayment of the principal and early repayment fees. The early repayment fees are recorded in the condensed interim consolidated statements of loss and comprehensive loss as “Other loss”. The repayment was accounted for as an extinguishment of the liability at FVTPL, and the difference between the

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

carrying fair value and the cash consideration paid was recognized in profit or loss. As a result of the repayment, the Convertible Debentures were fully extinguished and derecognized as at December 31, 2025.

As a result of the change in fair value, during the three and nine months ended December 31, 2025, the Company recognized a fair value loss of $362 and $5,500, respectively, in the condensed interim consolidated statements of loss and comprehensive loss as “Fair value loss on financial instruments”. The change in fair value includes the recognition of the deferred day 1 loss of $674 and $1,200 for the three and nine month periods respectively. As at December 31, 2025, the deferred day 1 loss was fully recognized in net loss.

The continuity of Convertible Debentures for the nine months ended December 31, 2025 is as follows:

$
Balance as at March 31, 2025
Convertible debentures issued, net of prepaid interest	44,500
Convertible Debentures converted	(29,850)
Convertible Debenture repaid	(20,150)
Change in fair value	5,500
Balance as at December 31, 2025	—

The Convertible Debentures were classified as a Level 3 financial instrument in the fair value hierarchy under IFRS 13.
7.    SHARE CAPITAL
a)Authorized share capital
The authorized share capital of Helus Pharma consists of an unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Helus Pharma would determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.
b)Issued share capital
During the nine months ended December 31, 2025, the Company completed the following share issuances:

The Company sold 1,422,423 Common Shares at an average price of $7.36 per Common Share for aggregate gross proceeds of $10,465 under an at-the-market equity program (the “2025 ATM Program”) established on February 10, 2025 that allows the Company to issue and sell up to US$100,000 of Common Shares from treasury to the public, from time to time. Distributions of Common Shares under the 2025 ATM Program are made pursuant to the terms and conditions of an at-the-market equity distribution agreement (the “2025 Distribution Agreement”) dated February 10, 2025, among the Company, Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. The 2025 ATM Program was effective until September 17, 2025 when it was terminated in accordance with the terms of the 2025 Distribution Agreement. Common Share issuance costs related to the 2025 ATM Program for the period were $332.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

On October 31, 2025, the Company completed a registered direct offering of 22,277,750 Common Shares and, in lieu of Common Shares to certain investors, 4,605,500 pre-funded Common Share purchase warrants (the "Pre-Funded Warrant") at a price of $6.51 per Common Share or $6.50999 per Pre-Funded Warrant for aggregate gross proceeds of approximately $175,010 (the “Registered Direct Offering”). The gross proceeds related to the issuance of Common Shares was $145,028. Common Share issuance costs related to the Registered Direct Offering was $10,992, of which $9,109 was allocated to Common Shares and $1,883 allocated to the Pre-Funded Warrants.

Each Common Share and each Pre-Funded Warrant was accompanied by 0.35 of one Common Share purchase warrant (each whole warrant, a “Warrant” and together with the Common Shares and Pre-Funded Warrants, the “Securities”). Each Warrant is exercisable to acquire one Common Share at a price of $8.14 per Common Share at any time prior to the earlier of: (i) June 30, 2027; (ii) thirty days following the publication by press release of topline data for the APPROACH trial of HLP003 (previously referred to as CYB003) in major depressive disorder; and (iii) thirty days following the date a press release is issued by the Company announcing exercise of its acceleration right, which right can only be exercised if the closing price of the Common Share is equal to or exceeds $19.53 per Common Share for any five consecutive trading days. The Company used a portion of the net proceeds from the Registered Direct Offering to repay the outstanding Convertible Debentures, and intends to use the remaining net proceeds to progress the Company’s HLP003, HLP004, and HLP005 programs (previously referred to as CYB003, CYB004, and CYB005, respectively) and for working capital and general corporate purposes.

High Trail converted $29,850 of the Convertible Debentures into 4,584,856 Common Shares at an average conversion price of $6.5106 representing the VWAP of the Common Shares for the five trading days immediately prior to each conversion. Common Share issuance costs related to conversion of the Convertible Debentures for the period were $35.

On December 30, 2025, the Company established a new at-the-market equity program (the "2026 ATM Program") that allows the Company to issue and sell up to $100,000 of Common Shares from treasury to the public, from time to time. Distributions of Common Shares under the 2026 ATM Program are made pursuant to the terms and conditions of an at-the-market equity distribution agreement (the “2026 Distribution Agreement”) dated December 30, 2025, among the Company, Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. The 2026 ATM Program is to be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the 2026 ATM Program and October 17, 2027, unless earlier terminated in accordance with the terms of the 2026 Distribution Agreement. As at December 31, 2025, the Company had not sold any shares under the 2026 ATM Program. For the nine-month period ended December 31, 2025, the Company incurred professional fees of $111 related to establishing the 2026 ATM Program, recorded as "Share issuance costs" in the condensed interim consolidated statements of financial position and changes in shareholders' equity.

Preferred Shares

As at December 31, 2025, the Company had no preferred shares outstanding.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

Helus US Class B Shares

Number of Class B Shares
Balance as at March 31, 2025	36,084.7
Cancelled	(36,084.7)
Balance as at December 31, 2025	—
Effective August 20, 2025, the remaining 36,084.7 class B common shares of Helus US (“Class B Shares”) were cancelled. The Class B shares had been exchangeable for a total of 9,496 Common Shares and the Company's consolidated financial statements had reflected the issued Class B Shares on an as-converted basis. As a result of the cancellation, $373 was reclassified from "share capital" to "contributed surplus" on the condensed interim consolidated statements of financial position and changes in shareholders equity. As at December 31, 2025, no Class B Shares were outstanding.
c)Pre-Funded Warrants

On October 31, 2025, in connection with the Registered Direct Offering, 4,605,500 Pre-Funded Warrants were issued at a price of $6.50999 per Pre-Funded Warrant for gross proceeds of $29,982. Share issuance costs of $1,883 were attributed to the issuance of the Pre-Funded Warrants. Each Pre-Funded Warrant entitles the holder thereof to acquire one Common Share at a nominal exercise price. The Pre-Funded Warrants do not expire.

The continuity of the outstanding Pre-Funded Warrants for the nine months ended December 31, 2025, is as follows:

	Number of Warrants	Weighted average exercise price[1]
		$
Pre-Funded Warrants
As at March 31, 2025	—	—
Issued	4,605,500	0.00001
Outstanding as at December 31, 2025	4,605,500	0.00001
Exercisable as at December 31, 2025	4,605,500	0.00001

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

d)Warrants

The continuity of the outstanding warrants for the nine months ended December 31, 2025, is as follows:

	Number of Warrants	Weighted average exercise price[1]
		$
Common Share Purchase Warrants
As at March 31, 2025	2,796,197	16.72
Issued	9,409,138	8.14
Exercised	—	—
Expired	—	—
Outstanding as at December 31, 2025	12,205,335	10.12
Exercisable as at December 31, 2025	12,205,335	10.12
1Certain warrants were issued in CAD, the weighted average exercise price is calculated using the closing exchange rate in effect as at the respective dates.

On October 31, 2025, in connection with the Registered Direct Offering, the Company granted warrants to purchase up to 9,409,138 Common Shares. The warrants have an exercise price of $8.14 per Common Share, expire on the earlier of: (i) June 30, 2027; (ii) thirty days following the publication by press release of topline data for the APPROACH trial of HLP003 (previously referred to as CYB003) in major depressive disorder; and (iii) thirty days following the date a press release is issued by the Company announcing exercise of its acceleration right, which right can only be exercised if the closing price of the Common Share is equal to or exceeds $19.53 per Common Share for any five consecutive trading days. The aggregate estimated grant date fair value was determined to be $19,011, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.40%
Expected annual volatility, based on historical share price of the Company	67.53%
Expected life (in years)	1.66
Expected dividend yield	0.00%
Unvested forfeiture rate	0%
Share price	7.26
Exercise price	8.14

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

The following summarizes information about warrants outstanding as at December 31, 2025:

Date of Expiry	Warrants outstanding	Warrants exercisable	Weighted average exercise price	Estimated issue date fair value $	Weighted average remaining contractual life Years
June 30, 2027[1]	9,409,138	9,409,138	$8.14	19,011	1.49
August 4, 2028	635,887	635,887	$15.20	3,184	2.59
May 14, 2029	1,754,386	1,754,386	$19.38	12,419	3.37
June 15, 2030	336,843	336,843	C$9.50	2,707	4.45
August 20, 2030	38,818	38,818	C$24.32	651	4.64
November 15, 2030	30,263	30,263	C$9.50	233	4.87
	12,205,335	12,205,335		38,205	1.92
1 Warrants expire on the earlier of: (i) June 30, 2027; (ii) thirty days following the publication by press release of topline data for the APPROACH trial of HLP003 (previously referred to as CYB003) in major depressive disorder; and (iii) thirty days following the date a press release is issued by the Company announcing exercise of its acceleration right, which right can only be exercised if the closing price of the Common Share is equal to or exceeds $19.53 per Common Share for any five consecutive trading days.
e) Stock options
On November 5, 2020, Helus Pharma adopted an equity incentive plan ("Equity Incentive Plan"). Under the Equity Incentive Plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares at the time such awards are granted. Awards granted under the plan vest over a period of time at the discretion of the board of directors. On August 27, 2024, the board of directors and the shareholders re-approved the Equity Incentive Plan and approved certain amendments to the plan, including an increase to the fixed number of Incentive Stock Options (as defined in the plan), certain changes to the board of directors' authority to amend existing awards, and certain other housekeeping amendments.

The changes in options for the nine months ended December 31, 2025 are as follows:

	Number of Options	Weighted average exercise price
		C$
As at March 31, 2025	3,956,684	15.23
Granted	410,470	9.31
Exercised	(7,894)	9.50
Forfeited/Expired	(189,643)	22.53
Outstanding as at December 31, 2025	4,169,617	14.33
Exercisable as at December 31, 2025	3,795,506	14.78

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

On August 15, 2025, the Company granted options to purchase up to 80,000 Common Shares to certain consultants. The options have an exercise price of C$11.00 per Common Share, expire on August 15, 2035, and vest over two years. The aggregate estimated grant date fair value was determined to be $472, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.46%
Expected annual volatility, based on historical share price of the Company	82.77%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% to 2.9%
CAD/USD exchange rate on date of grant	0.7243
Share price	C$	9.81
Exercise price	C$	11.00
On August 15, 2025, the Company granted options to purchase up to 53,800 Common Shares to certain employees of the Company. The options have an exercise price of C$10.00 per Common Share, expire on August 15, 2035, and vest over two years. The aggregate estimated grant date fair value was determined to be $321, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.46%
Expected annual volatility, based on historical share price of the Company	82.77%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% to 3.0%
CAD/USD exchange rate on date of grant	0.7243
Share price	C$	9.81
Exercise price	C$	10.00
On August 29, 2025, the Company granted options to purchase up to 15,000 Common Shares to a consultant. The options have an exercise price of C$11.00, per Common Share, expire on August 29, 2035, and vest over two years. The aggregate estimated grant date fair value was determined to be $94 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.38%
Expected annual volatility, based on historical share price of the Company	82.54%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% to 2.9%
CAD/USD exchange rate on date of grant	0.7277
Share price	C$	10.32
Exercise price	C$	11.00

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

On October 1, 2025, the Company granted options to purchase up to 200,000 Common Shares to certain consultants. The options have an exercise price of C$8.39, per Common Share, expire on October 1, 2035, and vest over two years. The aggregate estimated grant date fair value was determined to be $1,008 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.19%
Expected annual volatility, based on historical share price of the Company	82.62%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% to 2.9%
CAD/USD exchange rate on date of grant	0.7174
Share price	C$	8.39
Exercise price	C$	8.39
On November 14, 2025, the Company granted options to purchase up to 25,000 Common Shares to a consultant. The options have an exercise price of C$8.39, per Common Share, expire on November 14, 2035, and vest over two years. The aggregate estimated grant date fair value was determined to be $123 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.22%
Expected annual volatility, based on historical share price of the Company	82.38%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% to 2.9%
CAD/USD exchange rate on date of grant	0.7130
Share price	C$	8.25
Exercise price	C$	8.39
On November 14, 2025, the Company granted options to purchase up to 23,240 Common Shares to certain employees. The options have an exercise price of C$8.39, per Common Share, expire on November 14, 2035, and vest over two years. The aggregate estimated grant date fair value was determined to be $114 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.22%
Expected annual volatility, based on historical share price of the Company	82.38%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% to 3.0%
CAD/USD exchange rate on date of grant	0.7130
Share price	C$	8.25
Exercise price	C$	8.39

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

On December 31, 2025, the Company granted options to purchase up to 13,430 Common Shares to certain employees. The options have an exercise price of C$11.65, per Common Share, expire on December 31, 2035, and vest over two years. The aggregate estimated grant date fair value was determined to be $91 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.42%
Expected annual volatility, based on historical share price of the Company	81.91%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% to 3.0%
CAD/USD exchange rate on date of grant	0.7296
Share price	C$	11.11
Exercise price	C$	11.65

During the nine months ended December 31, 2025, 7,894 options were exercised by various holders for aggregate proceeds to the Company of $53.

The following summarizes information about stock options outstanding on December 31, 2025:

Date of Expiry	Number of options outstanding	Number of options exercisable	Exercise price C$	Estimated issue date fair value	Weighted average remaining life Years
January 29, 2026	625	625	10.00	4	0.08
February 10, 2026	3,948	3,948	14.37	34	0.11
February 15, 2026	1,974	1,974	77.14	76	0.13
March 10, 2026	5,725	5,725	52.82	151	0.19
March 12, 2026	526	526	13.11	4	0.19
March 12, 2026	1,842	1,842	16.72	17	0.19
March 12, 2026	1,151	1,151	21.28	12	0.19
March 15, 2026	7,895	7,895	58.90	250	0.20
March 19, 2026	1,974	1,974	110.20	109	0.21
March 29, 2026	987	987	50.16	25	0.24
March 31, 2026	157,474	157,474	13.11	1,246	0.25
March 31, 2026	3,339	3,339	16.72	31	0.25
March 31, 2026	986	986	21.28	10	0.25
June 28, 2026	2,501	2,501	110.20	138	0.49
September 26, 2026	25,657	25,657	30.02	306	0.74
November 15, 2026	13,158	13,158	27.17	110	0.87
December 31, 2026	1,842	1,842	13.11	15	1.00
December 31, 2026	3,947	3,947	16.72	37	1.00
December 31, 2026	1,974	1,974	21.28	21	1.00

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

Date of Expiry	Number of options outstanding	Number of options exercisable	Exercise price C$	Estimated issue date fair value	Weighted average remaining life Years
December 31, 2026	32,896	32,896	57.00	940	1.00
March 4, 2027	526	526	42.94	11	1.17
March 8, 2027	10,526	10,526	38.76	205	1.18
June 30, 2028	252,423	252,423	16.72	2,343	2.50
September 26, 2028	2,632	2,632	30.02	41	2.74
March 20, 2029	526	526	21.28	6	3.22
April 5, 2029	228,951	228,951	21.28	2,387	3.26
June 30, 2032	7,895	7,895	34.20	124	6.50
August 15, 2034	2,887,047	2,873,793	13.11	22,825	8.62
November 27, 2034	72,200	46,337	14.37	542	8.91
March 7, 2035	35,000	35,000	10.45	213	9.18
August 15, 2035	48,800	12,196	10.00	146	9.62
August 15, 2035	80,000	20,000	11.00	239	9.62
August 29, 2035	15,000	3,750	11.00	46	9.66
October 1, 2035	200,000	25,000	8.39	339	9.75
November 14, 2035	44,240	5,530	8.39	55	9.87
December 31, 2035	13,430	—	11.65	1	10.00
	4,169,617	3,795,506		33,059	7.51

The Company recognized share-based payments expense related to the issuance of stock options for the three and nine months ended December 31, 2025 of $714 and $1,844 (2024 - $2,390 and $29,824), respectively.
The outstanding options and warrants disclosed above were anti-dilutive for the three and nine months ended December 31, 2025 and 2024 and did not impact the calculation of the loss per share.
f) Restricted share units
On October 1, 2025, the Company granted a total of 600,000 RSUs to certain directors and officers. The RSUs were granted at no cost to the recipients and are subject to varying vesting conditions as follows: 100,000 RSUs vest on January 6, 2026, and 500,000 RSUs vest in twelve equal installments over three years, subject to continued engagement or employment. At the sole discretion of the Company, each RSU entitles the holder to receive upon vesting (a) one Common Share per RSU; (b) a cash payment equal to the number of RSUs to be redeemed multiplied by the fair market value per Common Share at the settlement date; or (c) a combination of Common Shares and cash. The aggregate estimated grant date fair value was determined to be $3,588, which was determined based on the quoted market price on the date of issuance.

On November 3, 2025, the Company granted a total of 3,564,440 RSUs to certain directors and officers of the Company. The RSUs were granted on the basis of the directors and officers achieving certain performance conditions on October 31, 2025. The RSUs were granted at no cost to the recipients and vest in three equal

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

tranches on the first, second, and third anniversary of the grant date, subject to acceleration upon satisfaction of certain performance-related conditions or other customary events. At the sole discretion of the Company, each RSU entitles the holder to receive upon vesting (a) one Common Share per RSU; (b) a cash payment equal to the number of RSUs to be redeemed multiplied by the fair market value per Common Share at the settlement date; or (c) a combination of Common Shares and cash. The aggregate estimated grant date fair value was determined to be $23,989 which was determined based on the quoted market price on the date of issuance.

The changes in RSUs for the nine months ended December 31, 2025, and the weighted average fair value at grant date per unit (“WAFV”) are as follows:

	Number of RSUs	WAFV (S)
As at March 31, 2025	—	—
Granted	4,164,440	6.62
Vested	—	—
Forfeited/Expired	—	—
Outstanding as at December 31, 2025	4,164,440	6.62

The Company recognized share-based payments expense related to the issuance of RSUs for the three and nine months ended December 31, 2025 of $3,763 (2024 - Nil).
The outstanding RSUs disclosed above were anti-dilutive for the three and nine months ended December 31, 2025 and 2024 and did not impact the calculation of the loss per share.
8. RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be certain executive officers and directors of the Company.

The remuneration of key management personnel for the three and nine months ended December 31, 2025 and 2024 are as follows:

	Three month period ended December 31,		Nine month period ended December 31,
	2025	2024	2025	2024
		Restated - Note 2		Restated - Note 2
	$	$	$	$
Payroll, consulting and benefits[1]	820	1,039	4,077	3,992
Share-based compensation
Options	17	1,043	206	17,681
Restricted Share Units	3,470	—	3,470	—
Warrants	—	—	—	908
Total	4,307	2,082	7,753	22,581
1 For the three months ended on December 31, 2025, includes $704 presented in the condensed interim consolidated statement of loss and comprehensive loss as a part of “General and administrative costs” and $116 presented in the

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

condensed interim consolidated statement of loss and comprehensive loss as a part of “Research”. For the nine months ended on December 31, 2025, includes $3,731 presented in the condensed interim consolidated statement of loss and comprehensive loss as a part of “General and administrative costs” and $346 presented in the condensed interim consolidated statement of loss and comprehensive loss as a part of “Research”.
9. RESEARCH EXPENSES

	Three month period ended December 31,		Nine month period ended December 31,
	2025	2024	2025	2024
		Restated - Note 2		Restated - Note 2
	$	$	$	$
Advancement of development programs	19,448	10,565	46,735	18,185
Payroll and benefits	3,397	2,215	9,009	5,998
Lab and administration	533	445	1,131	1,077
Professional and consulting fees	479	210	827	734
Total	23,857	13,435	57,702	25,994

10. GENERAL AND ADMINISTRATIVE EXPENSES

	Three month period ended December 31,		Nine month period ended December 31,
	2025	2024	2025	2024
		Restated - Note 2		Restated - Note 2
	$	$	$	$
Capital market	7,295	1,266	13,787	10,214
Payroll and benefits	1,728	1,857	6,273	6,326
Professional and consulting fees	1,148	1,375	5,184	2,430
Office and administration	916	930	2,622	2,113
Investor relations and marketing media	1,071	435	1,801	1,508
Business development	698	670	1,580	1,371
Listing fees	20	30	172	162
Total	12,876	6,563	31,419	24,124
11. CONTRACTS, COMMITMENTS AND CONTINGENCIES
As at December 31, 2025, the Company had entered into agreements for various studies which may require the Company to spend up to an additional $109,950. The Company expects to pay this amount within the 24 months ending December 31, 2027, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the studies.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

In addition to the above, during the year ended March 31, 2022, the Company entered into an exclusive license agreement with Mindset Pharma Inc. to acquire access to a number of classes of tryptamine-based molecules to support Company’s early-stage research programs and a fully-paid, perpetual non-exclusive license to a separate class of tryptamine-based molecules. Upon the successful completion of certain milestones contemplated in the exclusive license, the Company may have to pay additional consideration of up to $9,500. At the sole discretion of the Company, the milestones may be paid in cash or in Common Shares, or a combination thereof, subject to the approval of Cboe Canada. Due to the nature of the arrangement, the timing and probability of future potential payments cannot be determined at this time, and no accrual has been recorded. Further, there is no assurance that the aforementioned milestones will be met at all. The agreement also contemplates a sales royalty of approximately 2% for all commercialized licensed products within the scope of the agreement.
The Company is party to certain employee and management contracts that contain severance obligations. These contracts contain clauses requiring additional payments to be made upon the occurrence of involuntary termination. As the likelihood of these events taking place is not determinable, no contingent liabilities have been recorded in the condensed interim consolidated financial statements.

As of December 31, 2025, no litigation or class proceedings have been commenced or certified against the Company. The Company is aware that certain U.S. plaintiff law firms have announced that they are investigating the Company following the Company’s news release dated September 2, 2025, announcing the resignation of the Company’s former chief executive officer. Should any litigation or class actions that the Company becomes involved in be unable to be resolved favourably or if any claims or litigation are determined against the Company, the Company’s financial position, operating results and the trading price of the Common Shares could be materially adversely affected.
12.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk. The Company’s intentions are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.
The Company’s capital management objectives, policies and processes generally remained unchanged during the nine months ended December 31, 2025.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

The Company requires capital to fund existing and future operations. The Company’s policy is to maintain adequate levels of capital at all times.
The Company’s capital structure includes the following:

As at	December 31, 2025	March 31, 2025
		Restated - Note 2
	$	$
Shareholders’ equity comprised of:
Share capital	482,732	344,949
Contributed surplus	33,006	32,626
Pre-Funded Warrants	24,842	—
Restricted share unit reserve	3,763	—
Options reserve	33,059	36,262
Warrants reserve	38,205	20,493
Accumulated other comprehensive income (loss)	867	(13,940)
Deficit	(342,540)	(255,393)
Total	273,934	164,997

13.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	December 31, 2025	March 31, 2025
		Restated - Note 2
	$	$
Financial assets, measured at fair value:
Cash	195,128	93,922
Financial assets, measured at amortized cost:
Accounts receivable	590	491
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	16,178	14,900
The carrying value of the Company’s financial instruments approximate their fair value.
Fair value hierarchy of financial instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The Convertible Debentures were classified as Level 3, refer to note 6 for further details.
There were no transfers between levels of the fair value hierarchy for the nine months ended December 31, 2025.
Day 1 gains/losses
Upon acquisition of a financial instrument, the Company measures its fair value and compares this to the acquisition price. The difference is recognized as a gain or loss only if fair value is based on a quoted price in an active market or based on a valuation technique that uses only data from observable markets. As at December 31, 2025, the Company had recognized the entire day 1 loss on the Convertible Debentures.
Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high creditworthiness. As at December 31, 2025 the Company’s maximum exposure to credit risk is the carrying value of its financial assets.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at December 31, 2025, the Company had cash of $195,128 (March 31, 2025 - $93,922) in order to meet current liabilities. Current liabilities include accounts payable and accrued liabilities of $16,178 (March 31, 2025 - $14,900). All amounts are due within the next 12 months.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

Financial Liability	Due within 1 year	Due between 1 and 2 years	Due between 2 and 5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	16,178	—	—	16,178
Total	16,178	—	—	16,178
Market risk
The significant market risks to which the Company is exposed are interest rate risk and currency risk.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. Assuming that all other variables remain constant, as at December 31, 2025, a 1% decline on the interest rate generated on cash would have resulted in a reduction of interest income of $1,885 over a one-year period.
Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in USD, CAD, EUR and GBP while the functional currency of USD is used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.
At December 31, 2025 the Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against USD:

Denominated in:	CAD $000s	GBP 000s	EUR 000s
Cash	731	572	301
Accounts payable and accrued liabilities	(1,883)	(391)	(100)
	(1,152)	181	201
Exchange rate	0.7296	1.3491	1.1763
Equivalent in United States dollars	(840)	244	236
Impact of 10% change in exchange rate	(84)	24	24

Such analysis excludes any indirect economic or geo-political effects of such currency fluctuations.
14. SUBSEQUENT EVENTS
a) NASDAQ Listing and Doing Business As Helus Pharma
On January 5, 2026, the Company transferred its U.S. stock exchange listing from NYSE American (previous ticker: CYBN) to Nasdaq trading under the ticker symbol “HELP”. The Company continues to be listed on Cboe

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those otherwise stated in CAD, Euros and Great Britain pounds which are in thousands.)

Canada under the same “HELP” ticker symbol. Concurrent with the commencement of trading on Nasdaq, the Company commenced doing business as Helus (pronounced "Heal Us") Pharma. The Company plans to seek approval from shareholders to change its legal name to Helus Pharma Inc. at the Company's next annual and special meeting of shareholders. Furthermore, the following subsidiaries have changed their legal names:

Prior Name	New Name	Effective Date
Cybin US Holdings Inc.	Helus US Inc.	January 2, 2026
Cybin Corp.	Helus Pharma Corp.	January 5, 2026
Cybin International Limited	Helus International Limited	January 6, 2026

b) Issuance of Restricted Share Units and Performance Share Units
On February 10, 2026, the Company granted a total of 975,000 RSUs and 325,000 performance share units ("PSUs") to an individual who was appointed as an officer of the Company on February 10, 2026. The RSUs were granted at no cost to the recipient and vest in thirteen installments over four years, subject to continued engagement or employment. The PSUs were granted at no cost to the recipient and vest based on both market and service conditions, in accordance with the terms of the PSU agreement. Vesting occurs in three tranches and requires the achievement of specified Common Share price targets during the period from February 10, 2026 to February 10, 2031, as well as continued service through the applicable service‑based dates. Each RSU and PSU entitles the holder to receive one Common Share upon vesting.